September 28, 2015
HERITAGE-CRYSTAL CLEAN, INC.

September 28, 2015
By EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4631
Attention: John Cash

Re:    Heritage-Crystal Clean, Inc.
Form 10-K for the Fiscal Year ended January 3, 2015
File No. 1-33987

Dear Mr. Cash:
The following contains the responses of Heritage-Crystal Clean, Inc. (the “Company”) to the written comments from the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated September 14, 2015, concerning the above-referenced document. For your convenience, the Company’s responses follow the bolded text of the applicable SEC comment.
SEC Comment 1 - Risk Factors, page 14
We may not be able to protect our intellectual property adequately, page 25

1. We note this risk factor related to your intellectual property and references elsewhere in the annual report to patents. In future filings, please expand your Item 1. Business disclosure to include a discussion of your intellectual property. See Item 101(c)(1)(iv) of Regulation S-K.

Response: The Company will incorporate the following disclosure into Item 1 of its fiscal 2015 Annual Report on Form 10-K:

We regard our intellectual property as important to our success and we rely on trademark, copyright, and other intellectual property laws in the United States to protect our proprietary rights.  We have, in the past, successfully defended our patents against infringement, and we intend to continue to defend our intellectual property rights.  In addition, we seek to protect our proprietary rights through the use of confidentiality agreements with employees, consultants, vendors, advisors, and others.

Our intellectual property includes the Crystal Clean brand and logo as well as our patented aqueous parts cleaning equipment, chemistry formulae, and filtration technology.  Our patents expire at various times through 2034.  Although we do not regard any single trade secret or component of our proprietary know-how to be material to our operations as a whole, if one or more of our competitors were to use or independently develop such know-how or trade secrets, our market share, sales volumes and profit margins could be adversely affected.

SEC Comment 2 - Management’s Discussion and Analysis of Financial Condition
Critical Accounting Policies
Goodwill

2. Please expand your disclosures to define the reporting unit level at which you test goodwill for impairment, including the number of reporting units that have goodwill and if/how you aggregate them for impairment testing. To the extent you determine the estimated fair values of your reporting units substantially exceed their carrying values, please disclose that determination. Alternatively, if the estimated fair value of any reporting unit is not substantially in excess of its carrying value, please disclose the following:
· The percentage by which the estimated fair value of the reporting unit exceeded the carrying value as of the most recent test;
· The degree of uncertainty associated with key fair value assumptions; and
· The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to determine fair value.

Response: The Company will incorporate the following disclosures with respect to goodwill impairment in future filings.

The Company tests goodwill for impairment at each of its two reporting units, Environmental Services and Oil Business, both of which have goodwill. We do not aggregate reporting units for purposes of impairment testing. In fiscal 2014, the fair value of the Environmental Services reporting unit was substantially in excess of its carrying value. The fair value of the Oil Business reporting unit exceeded its carrying value by approximately 8.7 percent. There is a moderate degree of uncertainty associated with key Oil Business fair value assumptions such as the selling price of re-refined oil products and byproducts, the price paid/(charged) for raw material inputs such as used oil, operating efficiency of the used oil re-refinery, etc. A contraction of the spread between the selling price of lubricating base oil and the price paid/(charged) to vendors for raw material inputs could reasonably be expected to negatively affect the key assumptions used to determine fair value.

SEC Comment 3 - Inventory
3. We note that you wrote down inventory by $6.1 million in 2014 due to sharply declining prices of oil and oil products. Please enhance your disclosures to provide investors a better understanding of the factors you consider when evaluating inventory and discuss the assumptions and estimates you used when you performed your inventory impairment analysis. Furthermore, please expand your disclosures to clearly indicate the inventory category that was impaired.

Response:

In evaluating inventory for impairment, the Company considers factors that impact the lower-of-cost-or-market valuation of inventory, including declines in replacement cost and declines in net realizable value. In evaluating inventory for impairment, the Company assumes that current market conditions such as replacement cost per unit and net realizable value per unit shall remain stable throughout the period of time over which the inventory on hand turns. The category of inventory that was impaired was “used oil and processed oil.”

The Company will enhance these disclosures in future filings.

SEC Comment 4 - Results of Operations
4. Please quantify the extent to which increases/decreases in volumes sold and prices contributed to changes in revenues and income before taxes for consolidated and segment results during each period presented and discuss the factors that resulted in such increases/decreases. Please specifically quantify and discuss changes in average selling prices for base oil sold during each period presented. Refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance.

Response:

The Company will expand its disclosures beginning with its Quarterly Report on Form 10-Q for the third quarter of fiscal 2015 to include details on the factors that contribute to changes in revenue and income before taxes for consolidated and segment results.
The Company expects that its disclosure would be consistent with the following (which incorporates changes to the applicable text in the Company’s Annual Report on Form 10-K for fiscal 2014 to address the Staff’s comment):
In fiscal 2014, Environmental Services revenues increased $32.4 million, or 20.6%, compared to fiscal 2013. Revenues grew in all Environmental Services product lines which included parts cleaning, containerized waste, and vacuum truck services. We continued to add customers through the expansion of our branch network and increased penetration of markets at our existing branches. We realized revenue growth from a combination of higher pricing and volume. Compared to fiscal 2013, in fiscal 2014 our revenues increased approximately 7.0% from increased sales volume and approximately 5.0% from a combination of increased selling prices and a higher priced mix of products and services. In addition, during the fourth quarter of fiscal 2014, our revenues in this segment increased approximately 4.5%, or $7.1 million, as a result of the FCC Environmental acquisition. Revenues increased approximately 2.5% compared to fiscal 2013 as a result of increased sales from our antifreeze line of business, which we entered in fiscal 2013.

In fiscal 2014, Oil Business revenues increased $23.5 million, or 18.6%, as production increased at the re-refinery in fiscal 2014 compared to fiscal 2013. During fiscal 2014, we sold approximately 35.8 million gallons of base oil compared to 30.6 million gallons in fiscal 2013. Including all products and by-products from the re-refinery, our sales volume increased 15.1% from fiscal 2013 to fiscal 2014. Throughout fiscal 2014, Oil Business revenues experienced negative pressure from low base oil pricing, and in the fourth quarter of fiscal 2014, crude oil prices declined significantly, putting further downward pressure on base oil pricing. During fiscal 2014, our weighted average base oil selling price declined approximately 6.7% compared to fiscal 2013. Revenues in the Oil Business increased by approximately $12.5 million, or 10.0%, as a result of the FCC Environmental acquisition.

SEC Comment 5 - Please expand your disclosures to discuss and quantify the main drivers affecting costs and how they impacted Segment Profit (Loss) during each period presented, as well as management’s expectations of how they may impact future results. For example; we note for the year ended January 3, 2015, Environmental Services revenues increased 20.6% while segment profit increased 13.7%; however there does not appear to be a discussion of the reasons for the lower segment profit margin. Please discuss and quantify the significant components of your costs, provide an analysis of the changes, and address expected trends and known effects on future operations. Also, please discuss and quantify the factors that impacted corporate costs during each period presented. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

The Company will expand its disclosures in its periodic reports to include details on significant costs, beginning in its Quarterly Report on Form 10-Q for the third quarter of fiscal 2015.
The Company expects that its disclosure would be consistent with the following disclosures regarding Operating Costs, corporate costs or Selling, general, and administrative expenses, and Segment Profit (Loss) before corporate SG&A for the Environmental Services segment (which incorporates changes to the applicable text in the Company’s Annual Report on Form 10-K for fiscal 2014 to address the SEC’s comment):

Operating Costs
Operating costs increased $56.0 million, or 23.9%, from fiscal 2013 to fiscal 2014. Of the $56.0 million increase in operating costs, approximately 47% was a result of increased production volumes of 15.1% in the Oil Business segment and increased services volume in the Environmental Services segment of 7.0% compared to fiscal 2013. Operating costs increased in both segments as we continued to expand geographically, add customers, and add to our service offerings. We expect that in the future our Operating Costs in the Environmental Services business will continue to increase as our service volume increases. In the Oil Business, we expect our Operating Costs will also increase in the future as we complete our re-refinery expansion project and increase the throughput at our re-refinery.

An additional 35% of the increase in Operating Costs was a result of the FCC Environmental acquisition. The acquisition of FCC Environmental added approximately $19.8 million in operating costs during the fourth quarter of 2014. The former FCC Environmental business operated with lower margins than the Company’s historical business. As such, the operating costs added by FCC Environmental significantly reduced margins in both segments in fiscal 2014 compared to 2013. We recorded an inventory write-down to our oil and oil products inventory during the fourth quarter of fiscal 2014 as a result of the sharp decline in crude oil prices. The inventory write-down accounts for approximately 11% of the $56.0 million increase in Operating Costs from fiscal 2013 to fiscal 2014.

Selling, general, and administrative expenses

Selling, general, and administrative expenses increased $15.4 million, or 50.8%, from fiscal 2013 to fiscal 2014. Overall, selling, general and administrative expenses as a percentage of revenues increased to 13.5% in fiscal 2014 from 10.7% in fiscal 2013. The increase in SG&A as a percentage of revenues is the result of costs related to the acquisition of FCC Environmental. Acquisition related costs were $4.5 million in fiscal 2014, compared to $0.3 million in fiscal 2013. Corporate SG&A activities in the FCC Environmental legacy business added approximately $5.6 million to SG&A costs during the fourth quarter of fiscal 2014.

During the fourth quarter of fiscal 2014, in connection with our integration plans for the FCC Environmental acquisition, we communicated to our employees plans to implement a reduction in force of approximately 100 employees across the organization. We terminated approximately one half of these employees in the fourth quarter of fiscal 2014. Additional employees were given communication that they would be terminated over the next year and were offered retention bonuses. As a result of these measures, we incurred a charge of approximately $2.0 million related to the planned reduction in work force related to future cash severance payments of terminated employees, stay bonuses, and severance packages that were to be paid out in fiscal 2015.

The remaining increase in SG&A was a result of organic growth and cost of living adjustments for corporate employees.

Segment Profit (loss) before corporate selling, general, and administrative expenses

In fiscal 2014, Environmental Services profit before SG&A increased 13.7% on increased revenues of 20.6%. In fiscal 2014, the operating margin for the Environmental Services segment decreased 1.2% to 25.4% compared to 26.6% in fiscal 2013. The decrease in margin was a result of the FCC Environmental acquisition, which operated a lower margin business and contributed a loss before corporate SG&A of approximately $0.6 million in this segment and decreased margins by approximately 0.3%. Operating margin in the Environmental Services segment decreased an additional 0.6% as a result of rising disposal and 0.5% as a result of increased employee healthcare costs. We expect that, as we continue to grow revenue and increase our route density in our Environmental Services segment, the profit before corporate SG&A will increase in the future. ~~In addition, the FCC Environmental acquisition contributed a loss before corporate SG&A of approximately $0.6 million in this segment.~~

If all other factors are held constant, in the Oil Business Segment we expect that profit before corporate SG&A will increase in the future as we increase throughput at the re-refinery and improve the leveraging of our fixed costs.

SEC Comment 6 - Consolidated Financial Statements
Summary of Significant Accounting Policies
Revenue Recognition
Equipment at Customers

6. In regard to your Revenue Recognition and Equipment at Customers accounting policies, please address the following:
· Since it appears customers being sold cleaning machines may also be provided parts cleaning services, explain to us whether your arrangements contain multiple elements and describe each deliverable included. Also, if applicable, tell us how you account for each unit of accounting and how you allocate amounts to each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

· For Equipment at Customers, tell us how you considered the guidance in ASC 840-10-15 regarding whether your arrangements contain leases. Also, explain to us the general terms of these agreements, including time periods and payment provisions and tell us what is done with the equipment when a customer relationship is terminated.

Response:

With respect to the first bullet of comment 6, the sale of a cleaning machine and the provision of parts cleaning services are distinct revenue streams and are accounted for as two separate and distinct revenue transactions. They do not represent a revenue arrangement with multiple deliverables, but rather are two events. The sale of a cleaning machine is accounted for as product revenue, and recognized at the time the risk of loss passes to the customer. Parts cleaning services are accounted for as service revenue, and recognized as the service is performed. It is common for a customer to be provided parts cleaning services by the Company but not purchase a cleaning machine from the Company. Less commonly, customers purchase a cleaning machine from the Company but are not provided parts cleaning services.

With respect to the second bullet of comment 6, the Company considered the guidance in ASC 840-10-15-3 through 840-10-15-21 vis-à-vis the substance of the Company’s parts cleaning services agreement in assessing whether its arrangements contain leases and concluded that they do not. Specifically, the Company’s parts cleaning services agreements do not convey to the customers the right to control the use of the underlying equipment as defined in ASC 840-10-15-6. Rather, the parts cleaning services agreements are in accordance with the “Arrangements that Do Not Qualify as Leases” and specifically those characteristics defined in ASC 840-10-15-10. The general terms of these parts cleaning service agreements are for one year from the date of the first service provided, and are automatically extended for periods of one year at each service unless the services customer provides a written notice of termination or unless the Company terminates the agreement in the event of the services customer’s breach of the agreement. Terms of payment are such that the Company invoices the services customer each time a service is performed, and payment is typically due within 30 days from the date of the service being billed. When a customer relationship is terminated, the cleaning equipment may be returned to the Company, may be sold to the same or another services customer in a separate bill of sale, or may be scrapped.

SEC Comment 7 - Note 3: Business Combinations
7. We note that the purchase price allocation for the acquisition of FCC Environmental LLC is preliminary. Please provide the disclosures required by ASC 805-10-50-6.

Response:

The Company is continuing to evaluate the purchase price allocations. Preliminary purchase price allocations are tentative and subject to revision as the Company finalizes appraisals and other analyses. Measurement period adjustments reflect new information obtained about facts and circumstances that existed as of the acquisition date. Final determination of the fair values may result in further adjustments to the values presented. The Company believes that the preliminary allocations provide a reasonable basis for estimating the fair values of assets acquired and liabilities assumed based on the information available. The Company expects to finalize the purchase price allocation no later than one year from the purchase date.

The Company will incorporate the above disclosure, as required by ASC 805-10-50-6, into its future SEC filings, beginning with its Quarterly Report on Form 10-Q for the third quarter of fiscal 2015.

SEC Comment 8 - Please disclose the specific underlying factors that led to goodwill being recognized in the acquisition of FCC Environmental LLC as required by ASC 805-30-50-1a.

Response:

Goodwill recognized from the acquisition of FCC Environmental represents the excess of the fair value of the net assets acquired over the purchase price, and is based upon the Company's expectations of synergies from combining operations of FCC Environmental and the Company and the value of intangible assets that are not separately recognized, such as the assembled workforce. Goodwill of $4.6 million and $6.7 million were assigned to the Oil Business and Environmental Services segments, respectively. All goodwill is expected to be deductible for income tax purposes.
The Company will incorporate the above disclosure into future filings, beginning with its Quarterly Report on Form 10-Q for the third quarter of fiscal 2015.
* * * *
In connection with the Company's response to the Staff's comments, we acknowledge that:
(1) The Company is responsible for the adequacy and accuracy of the disclosures in our filings;
(2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and
(3) The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
The Company hopes that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (847) 783-5358 with any questions or comments.
Very truly yours,
/s/ Mark DeVita
Mark DeVita
Chief Financial Officer